WALLACE E. BROCKHOFF DIRECT LINE: (816) 460-5825 EMAIL: WBROCKHOFF@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	2345 GRAND BOULEVARD, SUITE 2200 KANSAS CITY, MISSOURI 64108-2618 PHONE: (816) 292-2000 FAX (816) 292-2001

June 24, 2009

Via Facsimile (202) 772-9210

and Edgar

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

100 F St., NE

Washington D.C. 20549-4561

Re:	Diligent Board Member Services, Inc.

Amendment No. 5 to Registration Statement on Form 10

Filed: May 14, 2009

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Filed May 14, 2009

File No. 000-53205

Dear Ms. Jacobs:

We received your letter dated June 11, 2009 (the “Comment Letter”) in which you commented on the Amendment No. 5 to Registration Statement on Form 10 (the “Form 10”) and the Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) described above. The responses of Diligent Board Member Services, Inc. ("Diligent") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Form 10 and the Form 10-K.

General

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If you determine not to seek an accommodation or waiver from financial reporting from our Office of Chief Accountant for the reasons cited, we believe that it is appropriate for you to add a risk factor to future filings stating that your failure to file required Form 10-Q reports for the quarter ended June 30, 2008 and September 30, 2008, could result in potential exposure under Section 13(a) and Rule 13a-13 of the Exchange Act.

Response: Absent a waiver or accommodation from the Office of Chief Accountant, Diligent will add the specified risk factor to future filings requiring risk factor disclosure.

Amendment No. 5 to Form 10

June 24, 2009

Item 6. Executive Compensation, page 33

Director Compensation, page 34

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We note your response to prior comment 4, which asked you to disclose the amount of foreign currency that $1 purchased at the time of calculation of the exchange rates used to calculate the dollar amounts listed for Messrs. Charlton, Saxton, Bettle, Huljich, Lawler, and Russell. Please confirm that you will disclose this information, if applicable, in the executive compensation section of future filings.

Response: Diligent confirms that it will disclose this information, if applicable, in the executive compensation section of future filings.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 35

Transactions with Promoters and Certain Control Persons, page 35

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We note your response to prior comment 5, which asked you to disclose the current outstanding balance of the loan to DBMS LLC, as well as the amount of accrued interest. Please confirm that you will disclose this information in the related party section of future filings.

Response: Diligent confirms that it will disclose this information in the related party section of future filings.

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We note your response to prior comment 6, which states that you have concluded that Ken Carroll and Carroll Capital Holdings, LLC were passive investors with respect to DBMS LLC and Diligent who received shares of common stock solely in exchange for property, and are not promoters. In your response letter, please include a detailed legal discussion and analysis describing the role that Ken Carroll and Carroll Capital Holdings, acting alone or in conjunction with one or more other persons, directly or indirectly took in founding and organizing your business. See Rule 405 of Regulation C.

Response: Carroll Capital Holdings, LLC is a private investment vehicle owned and controlled by Ken Carroll. Carroll Capital Holdings, LLC held, directly and through Diligent Partners, LLC, approximately 22.5% of the equity interests of Diligent Board Member Services, LLC (“DBMS LLC”) at the time of the creation of Diligent Board Member Services, Inc. (“Diligent Inc.”) as a result of its cash investments in DBMS LLC. Ken Carroll was a member of the management committee of DBMS LLC and the non-executive chairman of Diligent Partners, LLC, until he resigned these positions in writing on August 23, 2007. Diligent Inc. was incorporated on September 27, 2007. On October 1, 2007, Diligent Board Member Services, LLC transferred and assigned a majority of its assets to Diligent Inc. in exchange for stock of Diligent Inc. Diligent Inc. completed its New Zealand stock offering on December 12, 2007.

June 24, 2009

Clause (i) of Rule 405 of Regulation C provides that a promoter includes “Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer. Although Clause (ii) of Rule 405 of Regulation C also includes certain additional persons who receive 10% or more of the securities or proceeds of the issuer, it goes on to provide a safe harbor for any person who receives such securities or proceeds “if such person does not otherwise take part in founding and organizing the enterprise.”

Ken Carroll terminated his participation in DBMS LLC and Diligent Partners, LLC before the creation of Diligent Inc. and before any decisions were made regarding the transfer of assets to Diligent Inc. Based upon discussions with DBMS LLC management, we have determined that neither Ken Carroll nor Carroll Capital Holdings was involved at all in the creation of Diligent Inc. and the transfer and assignment of the assets to Diligent Inc., nor was either involved in the decision to initiate the New Zealand public offering which took place in November and December, 2007. Although Carroll Capital Holdings received more than 10% of the common stock of Diligent Inc. in connection with its formation, Carroll received the common stock solely in exchange for property.

Accordingly, Diligent has concluded that Ken Carroll and Carroll Capital Holdings, LLC are not promoters within the meaning of Rule 405 of Regulation C.

Amendment No. 1 to form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 47

Evaluation of Disclosure Controls and Procedures, page 47

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We note your response to prior comment 10, which asked you to tell us how you considered your inability to file your quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2008 and September 30, 2008 when forming your conclusion as to the effectiveness of your disclosure controls and procedures at December 31, 2008. Your response states that your inability to file the delinquent quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 stems from the lack of reliable comparable period comparisons for your predecessor LLC during 2007. As you know, Form 10-Q requires you to provide the information required by Rule 8-03 of Regulation S-X, which includes providing interim financial statements for the prior fiscal year. Thus, your response appears to indicate your inability to ensure that information required to be disclosed by you in your quarterly reports for fiscal 2008 was recorded, processed, summarized and reported, within the time periods specified within the Commission’s rules and forms, and that your controls and procedures do not appear to have ensured that information required to be disclosed by you in the reports that you are required to file under the Exchange Act was accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). As such, please provide us with a detailed analysis supporting the

June 24, 2009

conclusion of your principal executive and principal financial officers that your disclosure controls and procedures were effective as of December 31, 2008. As part of your response, tell us in detail how and when you remediated the deficiencies in your disclosure controls and procedures that precluded you from filing your quarterly reports.

Response: Item 9A of Form 10-K required Diligent to report on its disclosure controls and procedures in accordance with Item 307 of Regulation S-K. Item 307 of Regulation S-K required the registrant to disclose in the 10-K the conclusions of the registrant’s principal executive officer and principal financial officers regarding the effectiveness of disclosure controls and procedures as of the end of 2008. As noted in the response to prior comment 10, the inability to file the delinquent quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 stemmed from the lack of reliable comparable period comparisons for its predecessor LLC during 2007. Diligent did execute reliable accounting period cutoffs from its inception in late 2007 through the present, including each of the quarterly periods of 2008. On this basis, Diligent’s principal executive officer and principal financial officers concluded that Diligent’s disclosure controls and procedures were effective as of the end of 2008.

Diligent acknowledges that, to the extent that the failure to generate comparative quarterly financial statements for its accounting predecessor from 2007 caused it to be unable to file the delinquent 10-Qs, such failure arguably evidenced a deficiency in Diligent’s disclosure controls and procedures within the meaning of Exchange Act Rule 13a-15(e), although Diligent believes otherwise. The deficiency stemmed solely from the unreliable quarterly accounting cutoffs by Diligent’s accounting predecessor in 2007, which did not affect Diligent’s ability to report full year 2007 results in the Form 10-K and does not affect quarterly reporting for current and future time periods. Accordingly, Diligent’s principal executive officer and principal financial officers concluded that Diligent had effective disclosure controls and procedures as of the end of 2008, as evidenced by its timely filing of the Form 10-K and its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (which included the required comparison for the comparable 2008 quarter.

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Please do not hesitate to contact me at (816) 460-5825 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE LLP

By: /s/ Wallace E. Brockhoff

Wallace E. Brockhoff

cc: Hunter Cohen